June 30, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC  20549

Attention:  Mr.  Kevin Vaughn, Accounting Branch Chief

RE:	Synergetics USA, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2010
File No. 001-10382

Dear Mr. Vaughn:

On behalf of Synergetics USA, Inc. (“the Company”), we are responding to the comments in the letter to the undersigned, dated June 28, 2011, from the staff of the Division of Corporation Finance (the
“Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the Fiscal Year Ended July 31, 2010 (“Form 10-K”).

The numbered paragraphs below set forth the Staff’s comments together with our responses.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended July 31, 2010

Note 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Liquidity and Capital Resources, page 35

1.
We note your disclosure here regarding your cash flows provided by operating activities.  We note that the increase in cash flows provided by operating activities is primarily attributable to the settlement proceeds from Alcon.  Please revise future filings to discuss in greater detail how the settlement and the related deferred revenue recorded on your balance sheet will impact your future liquidity.  Discuss how this amount impacts your cash flow trends.  Refer to Item 303(A)(1) of Regulation S-K.

We note your comment and will revise our future filings to discuss in greater detail how the settlement and related deferred revenue will impact our future liquidity and cash flow trends.

Item 9A.  Controls and Procedures, page 40

Management’s Annual Report on Internal Control over Financial Reporting, page 41

2.
We note your disclosure here that you evaluated the effectiveness of your internal control over financial reporting based on the framework of Internal Control over Financial Reporting – Guidance for Smaller Public Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Please note that while the referenced “Guidance for Smaller Companies” can be used to assist the company in carrying out its evaluation of internal control over financial reporting, it is not itself a framework for evaluation of internal control over financial reporting.  Rather, it is to be used as a supplement to the framework set forth in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Please clarify for us the framework that management used and revise future flings to clarify your disclosures.

We note your comment.  We utilized the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.  In performing our evaluation, we consulted the “Guidance for Smaller Companies.”  We will revise future filings to delete the reference to the “Guidance for Smaller Companies.”

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing has been responsive to the Staff’s comments.  If you have any questions related to this letter, please contact me at (636) 794-5018 or David W. Braswell of Armstrong Teasdale LLP, counsel to the Company at (314) 552-6631.

Sincerely,

/s/ Pamela G. Boone
Pamela G. Boone
Executive Vice President,
Chief Financial Officer, Secretary and Treasurer

cc:	David W. Braswell, Esq.
Armstrong Teasdale